SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 19, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

PERMIRA AND KKR COMPLETE

ACQUISITION OF SBS BROADCASTING S.A.

- Markus Tellenbach Continues to Lead SBS as Chief Executive Officer -

- Board Appointed for New Company -

Luxembourg – October 18, 2005 – SBS Broadcasting S.A. and PKS Media S.à.r.l, a company controlled by funds advised by two leading private equity firms, Permira and KKR, announced today that PKS Media has completed the previously announced acquisition of substantially all of the assets and liabilities of SBS.  PKS Media will be renamed SBS Broadcasting S.à.r.l.

Markus Tellenbach will continue as Chief Executive Officer.  Mr. Tellenbach will be appointed to the Board of Directors of the new holding company for the SBS group, together with Harry Evans Sloan, former executive chairman of SBS, and Juergen von Schwerin, who will continue as Chief Financial Officer.  The new board will also include Lord Hollick, a KKR executive, as chairman, Götz Mäuser, a Permira partner, as vice chairman, Arnold Bahlmann, a former member of Bertelsmann’s executive board and an advisor to Permira, Katrin Wehr-Seiter of Permira and Johannes Huth and Dominic Murphy of KKR.

SBS Broadcasting S.A., the former holding company, which is being renamed “TVSL, société anonyme”, is now entering into a liquidation process under which it will distribute the proceeds of the asset sale and certain other amounts to SBS shareholders and holders of SBS stock options.

The record date for the liquidation distribution is the closing date, October 18, 2005.  Each shareholder of the former SBS on the record date is entitled to receive payment of the liquidation distribution, which is currently expected to be made on or about November 8, 2005. Based on the factors described in the Shareholders’ Circular dated September 1, 2005, the liquidation distribution is expected to be approximately €46 per share.

As a convenience to shareholders, TVSL (the former SBS) will offer each shareholder of the former SBS on the record date the opportunity to elect to receive the U.S. dollar equivalent in cash of the euro amount of the liquidation distribution.  For shareholders that so elect, the euro amount will be converted into U.S. dollars at a market rate obtained by TVSL (net of expenses of the conversion of euros into U.S. dollars).

Harry Evans Sloan, founder and former executive chairman of SBS, commented, “The acquisition of SBS by funds advised by Permira and KKR represents a very attractive transaction for our shareholders.  It has been my pleasure to have led SBS since I founded the company in 1990, and I look forward to working with Permira,

KKR and my colleague and friend Markus Tellenbach, one of the finest executives I have had the pleasure of working with.  I would like to thank the employees of SBS, who have contributed so much to the success of the Company.”

Mr. Sloan concluded, “The transaction represents the endorsement by Permira and KKR, two of the world’s leading private equity firms, of SBS, its business model and its growth strategy and will foster SBS’s future success.”

Markus Tellenbach, Chief Executive Officer of SBS, stated, “I am pleased that SBS has grown into one of Europe’s leading companies.  Harry Sloan and the SBS Board gave me and the rest of the management team the support needed to transform SBS.”

Mr. Tellenbach also said, “I look forward to working with Permira, KKR, the new board and the SBS management team to expand and diversify our presence in Europe and to continue to build upon SBS’s growth story.  I am very happy that Lord Hollick, a recognized industry leader, has agreed to become the chairman.  “

Permira and KKR stated that they are very pleased with the acquisition and that they are confident that the success of SBS under the leadership of Markus Tellenbach will continue.

Deutsche Bank acted as financial advisor to the special committee of SBS that considered and negotiated the transaction, and Sullivan & Cromwell LLP and Arendt & Medernach acted as the committee’s legal advisors.  Lehman Brothers acted as financial advisor to Permira and KKR, and Freshfields Bruckhaus Deringer and Simpson Thacher & Bartlett LLP acted as their legal advisors.  Barclays Capital, Lehman Brothers and Royal Bank of Scotland provided debt financing for the transaction.

Forward-Looking Statements

The statements in this press release regarding the timing and expected amount for the liquidation distribution are forward-looking.  The timing for and amount of the liquidation distribution may change.  For information regarding factors that could affect the timing for and amount of the distribution to shareholders and payments to option holders, please see the Shareholders’ Circular, which is available on SBS’s website at www.sbsbroadcasting.com.

About SBS Broadcasting

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

About Permira

Permira is a leading European-based private equity firm.  Permira acts as advisor to the 18 Permira Funds, totaling approximately €11 billion, that have been raised since 1985.  These funds have invested in over 260 transactions in 15 different countries, in companies across a variety of sectors and geographies, at all stages of the business lifecycle.  For further information about Permira, visit www.permira.com.

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About KKR

KKR is one of the world’s oldest and most experienced private equity firms specializing in management buyouts, with offices in New York, Menlo Park, London, Paris and Hong Kong.  Over the past 29 years, funds advised by KKR have invested in more than 130 transactions involving over US$162 billion of total financing.  For further information about KKR, visit www.kkr.com.

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Contacts

For further information visit www.sbsbroadcasting.com, or contact:

For SBS Broadcasting:

Investors:	Press:
Mike Smargiassi /Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: + 212 986 6667	Tel: + 818-338-3555

For Permira and KKR:

Press:

James Leviton/Melanie Gerlis

Finsbury

Tel: +44 207 251 3801

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 19, 2005

SBS BROADCASTING S.A.

		By:	/s/ Juergen von Schwerin
		Name:	Juergen von Schwerin
		Title:	CFO